 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On July 10, 2020, Ms. Qiuli Wang notified the Board of Directors (the “Board”) of ATIF Holdings Limited (the “Company”) of her resignation as a director, president and chairman of the Board of the Company, effective immediately. Ms. Wang’s resignation was not due to a disagreement with the Company, its operations, policies, or practices but due to personal matters. In connection with her resignation, Ms. Wang’s employment agreement, dated September 29, 2018 and as amended on November 26, 2018 and on June 6, 2019, with the Company was terminated with immediate effect.

On July 10, 2020, Mr. Jun Liu stepped down from his position as Chief Executive Officer (“CEO”) of the Company and was appointed as the new president and chairman of the Board of the Company, effective immediately. In connection with Mr. Liu’s change in appointment, the Company and Mr. Liu entered into an amendment to Mr. Liu’s employment agreement dated June 9, 2019, to change his position from CEO to president. There is no change in Mr. Liu’s compensation in connection with his appointment as president and chairman of the Board.

On July 10, 2020, the Board appointed Pishan Chi to the Company’s Board to fill the vacancy created by the resignation of Ms. Wang. In addition, Mr. Chi will serve as the CEO of the Company. In connection with his appointment as CEO of the Company, Mr. Chi entered into an employment agreement, dated July 10, 2020, for a term of three (3) years, and provides for an annual salary of US$87,108 (RMB 600,000) which is subject to annual review and adjustment by the Company or the compensation committee of the Company’s Board. In addition, to the extent that the Company adopts and maintains a share incentive plan, Mr. Chi will be eligible to participate in such plan. Mr. Chi is also eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future

Mr. Chi graduated from the Queen’s University of Canada. He served as the Production Assistant Manager of ASIAPAC (Dongguan) Biotech Ltd. from September 2009 to April 2016. From May 2016 to December 2016, Mr. Chi served as Platform Service Assistant at Asia-America (Shenzhen) Co., Ltd. Since January 2016, Mr. Chi served as IPO Service Specialist for the Company.

Except as disclosed in this Report of Foreign Issuer on Form 6-K, there are no arrangements or understandings with any other person pursuant to which Mr. Chi was appointed as a director of the Company. There are also no family relationships between Mr. Chi and any of the Company’s directors or executive officers. Except as disclosed in this Report of Foreign Issuer on Form 6-K, Mr. Chi has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the form of Employment Agreement for Mr. Chi is filed as Exhibit 10.3 to our F-1 registration statement filed with the Securities and Exchange Commission (“SEC”) on December 11, 2018 and incorporated herein by reference.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Pishan Chi
	Name:	Pishan Chi
	Title:	Chief Executive Officer

Dated: July 20, 2020

2